UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AGILENT TECHNOLOGIES, INC.

(Exact name of the registrant as specified in its charter)

DELAWARE	001-15405	77-0518772
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5301 Stevens Creek Blvd., Santa Clara, California	95051
(Address of principal executive offices)	(Zip code)

Michael Tang	(408) 345-8886
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure

Agilent Technologies, Inc. (“Agilent,” the “Company,” “we,” “us,” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1 to December 31, 2018.

Agilent is a global leader in life sciences, diagnostics and applied chemical markets, providing application focused solutions that include instruments, software, services and consumables for the entire laboratory workflow.

This Form SD should be read in conjunction with the definitions contained in the Securities and Exchange Commission instructions to Form SD and related rules. “Conflict minerals” refers to four specific metals regardless of their country of origin or whether they are used to finance or benefit armed conflict: tantalum, tin, tungsten and gold.

With respect to conflict minerals necessary to the functionality of products manufactured by Agilent, or contracted by Agilent to be manufactured, and required to be reported on Form SD for 2018, we conducted a reasonable country of origin inquiry concerning the source and chain of custody of the conflict minerals and performed supply chain due diligence.

Description of Reasonable Country of Origin Inquiry (“RCOI”)

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify material sources upstream from our direct suppliers. We rely on our direct material suppliers to provide information on the origin of the conflict minerals contained in components, materials and assemblies supplied to us - including sources of conflict minerals that are supplied to them from lower-tier suppliers.

In undertaking our RCOI, we conducted a targeted survey of our strategic and core direct material suppliers, utilizing the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”) version 5.11. Our direct material supply chain personnel worked directly with our suppliers, requesting their responses to the questions in the RMI CMRT with respect to their 2018 sales to Agilent. Suppliers’ CMRTs were evaluated for completeness, accuracy of information and consistency in the responses to questions and smelter lists. The RMI databases were utilized as part of the assurance process. Suppliers were contacted in regard to CMRTs which contained errors and/or omissions, and were requested to resubmit a corrected CMRT. This process occurred during the fourth calendar quarter of 2018 and first calendar quarter of 2019.

We believe this is a reasonable approach as it allowed us to canvas suppliers who represent the majority of our direct material expenditures in 2018.

This Form SD, including our Conflict Minerals Report, is available on Agilent’s web site at https://www.investor.agilent.com/financial-information/sec-filings

We are not incorporating by reference the contents of our web site into this Form SD.

Item 1.02 Exhibit

Agilent has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AGILENT TECHNOLOGIES, INC.
(Registrant)
/s/ Michael Tang	May 23, 2019
By Michael Tang Senior Vice President, General Counsel and Secretary	(Date)

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